UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)

(Name of Issuer)

Texas Pacific Land Trust

(Title of Class of Securities)

Sub-share Certificates

(CUSIP Number)

882610108

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

Jay Kesslen

c/o Horizon Kinetics LLC

470 Park Avenue South

New York, NY 10016

(Date of Event which Requires Filing of this Statement)

October 15, 2020

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. Horizon Kinetics Asset Management LLC 13-3776334
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
1,638,935

8. Shared Voting Power

9. Sole Dispositive Power
1,638,935

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,638,935
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
21.1
14. Type of Reporting Person
IA

This Amendment No. 11 to the Schedule 13D (this "Amendment No. 11") relates to the sub-share certificates of proprietary interests (the "Shares") of Texas Pacific Land Trust ("TPL") and amends the Schedule 13D Amendment 10 filed on June 15, 2020 (the "Schedule 13D 10" and, together with this Amendment No. 11, the "Schedule 13D"). Capitalized terms used and not defined in this Amendment No. 11 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 11 is being filed by Horizon Kinetics Asset Management LLC ("Horizon") a Delaware limited liability company, a wholly owned subsidiary of Horizon Kinetics LLC.

This Amendment No. 11 is being filed to amend Item 5 of the Schedule 13D as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is amended by adding the following:

Percentages of the Shares outstanding reported in this Amendment No. 11 are calculated based upon the 7,756,156 Shares outstanding as of July 31, 2020, as reported in TPL's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020, filed by TPL with the SEC on August 6, 2020.

The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Horizon, on behalf of its clients, including its proprietary accounts may be found in rows 11 and 13 of the cover page, which is hereby incorporated by reference.

This Schedule 13D does not include approximately 23,795 Shares of TPL held personally by senior portfolio managers of Horizon and their families.  The right to dividends from, or proceeds from the sale of such Shares resides with the beneficial owners of such accounts, and Horizon with respect to its proprietary accounts.  Transactions effected by Horizon in the last 60 days are as listed below.  All sales were the result of a client direction or account limitation, and no sales were made in any proprietary account.

Name of Reporting Person	Date of Transaction	Buy/Sale	Aggregate Amount of Securities	Average Price Per Share
Horizon Kinetics Asset Management LLC	8/17/2020	Buy	94	596.74
Horizon Kinetics Asset Management LLC	8/17/2020	Sale	1,191	596.30
Horizon Kinetics Asset Management LLC	8/18/2020	Buy	228	587.35
Horizon Kinetics Asset Management LLC	8/18/2020	Sale	1,309	590.52
Horizon Kinetics Asset Management LLC	8/19/2020	Buy	96	572.11
Horizon Kinetics Asset Management LLC	8/19/2020	Sale	1,002	577.81
Horizon Kinetics Asset Management LLC	8/20/2020	Buy	113	559.47
Horizon Kinetics Asset Management LLC	8/20/2020	Sale	1,011	561.78
Horizon Kinetics Asset Management LLC	8/21/2020	Buy	95	552.51

Horizon Kinetics Asset Management LLC	8/21/2020	Sale	1,068	555.73
Horizon Kinetics Asset Management LLC	8/24/2020	Buy	118	543.08
Horizon Kinetics Asset Management LLC	8/24/2020	Sale	681	542.43
Horizon Kinetics Asset Management LLC	8/25/2020	Buy	1,809	545.14
Horizon Kinetics Asset Management LLC	8/25/2020	Sale	2,966	543.90
Horizon Kinetics Asset Management LLC	8/26/2020	Buy	204	542.78
Horizon Kinetics Asset Management LLC	8/26/2020	Sale	490	539.97
Horizon Kinetics Asset Management LLC	8/27/2020	Buy	96	537.74
Horizon Kinetics Asset Management LLC	8/27/2020	Sale	351	535.84
Horizon Kinetics Asset Management LLC	8/28/2020	Buy	77	531.59
Horizon Kinetics Asset Management LLC	8/28/2020	Sale	316	530.26
Horizon Kinetics Asset Management LLC	8/31/2020	Buy	173	526.72
Horizon Kinetics Asset Management LLC	8/31/2020	Sale	694	526.94
Horizon Kinetics Asset Management LLC	9/1/2020	Buy	179	536.72
Horizon Kinetics Asset Management LLC	9/1/2020	Sale	397	535.29
Horizon Kinetics Asset Management LLC	9/2/2020	Buy	83	537.80
Horizon Kinetics Asset Management LLC	9/2/2020	Sale	478	537.49
Horizon Kinetics Asset Management LLC	9/3/2020	Buy	121	526.52

Horizon Kinetics Asset Management LLC	9/3/2020	Sale	286	526.53
Horizon Kinetics Asset Management LLC	9/4/2020	Buy	1,115	510.69
Horizon Kinetics Asset Management LLC	9/4/2020	Sale	1,340	510.52
Horizon Kinetics Asset Management LLC	9/8/2020	Buy	198	494.03
Horizon Kinetics Asset Management LLC	9/8/2020	Sale	653	497.04
Horizon Kinetics Asset Management LLC	9/9/2020	Buy	164	508.73
Horizon Kinetics Asset Management LLC	9/9/2020	Sale	374	505.65
Horizon Kinetics Asset Management LLC	9/10/2020	Buy	86	481.00
Horizon Kinetics Asset Management LLC	9/10/2020	Sale	291	490.69
Horizon Kinetics Asset Management LLC	9/11/2020	Buy	196	478.13
Horizon Kinetics Asset Management LLC	9/11/2020	Sale	301	479.24
Horizon Kinetics Asset Management LLC	9/14/2020	Buy	361	480.98
Horizon Kinetics Asset Management LLC	9/14/2020	Sale	383	481.08
Horizon Kinetics Asset Management LLC	9/15/2020	Buy	179	463.60
Horizon Kinetics Asset Management LLC	9/15/2020	Sale	334	471.95
Horizon Kinetics Asset Management LLC	9/16/2020	Buy	308	458.56
Horizon Kinetics Asset Management LLC	9/16/2020	Sale	308	461.16
Horizon Kinetics Asset Management LLC	9/17/2020	Buy	379	459.42

Horizon Kinetics Asset Management LLC	9/17/2020	Sale	1,652	456.04
Horizon Kinetics Asset Management LLC	9/18/2020	Buy	1,305	451.91
Horizon Kinetics Asset Management LLC	9/18/2020	Sale	2,572	454.34
Horizon Kinetics Asset Management LLC	9/21/2020	Buy	528	452.32
Horizon Kinetics Asset Management LLC	9/21/2020	Sale	2,365	444.89
Horizon Kinetics Asset Management LLC	9/22/2020	Buy	346	461.30
Horizon Kinetics Asset Management LLC	9/22/2020	Sale	2,289	460.05
Horizon Kinetics Asset Management LLC	9/23/2020	Buy	318	441.70
Horizon Kinetics Asset Management LLC	9/23/2020	Sale	2,320	450.91
Horizon Kinetics Asset Management LLC	9/24/2020	Buy	319	457.02
Horizon Kinetics Asset Management LLC	9/24/2020	Sale	319	457.02
Horizon Kinetics Asset Management LLC	9/25/2020	Buy	533	451.00
Horizon Kinetics Asset Management LLC	9/25/2020	Sale	415	450.49
Horizon Kinetics Asset Management LLC	9/28/2020	Buy	290	461.48
Horizon Kinetics Asset Management LLC	9/28/2020	Sale	360	461.43
Horizon Kinetics Asset Management LLC	9/29/2020	Buy	304	452.06
Horizon Kinetics Asset Management LLC	9/29/2020	Sale	324	451.74
Horizon Kinetics Asset Management LLC	9/30/2020	Buy	298	451.56

Horizon Kinetics Asset Management LLC	9/30/2020	Sale	648	454.47
Horizon Kinetics Asset Management LLC	10/1/2020	Buy	465	450.20
Horizon Kinetics Asset Management LLC	10/1/2020	Sale	1,701	445.67
Horizon Kinetics Asset Management LLC	10/2/2020	Buy	291	448.10
Horizon Kinetics Asset Management LLC	10/2/2020	Sale	233	447.00
Horizon Kinetics Asset Management LLC	10/5/2020	Buy	297	455.11
Horizon Kinetics Asset Management LLC	10/5/2020	Sale	547	454.65
Horizon Kinetics Asset Management LLC	10/6/2020	Buy	297	460.22
Horizon Kinetics Asset Management LLC	10/6/2020	Sale	738	461.80
Horizon Kinetics Asset Management LLC	10/7/2020	Buy	328	473.29
Horizon Kinetics Asset Management LLC	10/7/2020	Sale	539	470.70
Horizon Kinetics Asset Management LLC	10/8/2020	Buy	343	484.73
Horizon Kinetics Asset Management LLC	10/8/2020	Sale	553	481.73
Horizon Kinetics Asset Management LLC	10/9/2020	Buy	222	466.60
Horizon Kinetics Asset Management LLC	10/9/2020	Sale	422	470.28
Horizon Kinetics Asset Management LLC	10/12/2020	Buy	201	471.99
Horizon Kinetics Asset Management LLC	10/12/2020	Sale	301	468.98
Horizon Kinetics Asset Management LLC	10/13/2020	Buy	290	459.65

Horizon Kinetics Asset Management LLC	10/13/2020	Sale	290	459.65
Horizon Kinetics Asset Management LLC	10/14/2020	Buy	186	465.01
Horizon Kinetics Asset Management LLC	10/14/2020	Sale	419	467.84
Horizon Kinetics Asset Management LLC	10/15/2020	Buy	102	481.42
Horizon Kinetics Asset Management LLC	10/15/2020	Sale	102	481.42

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2020

/s/ Jay Kesslen
Jay Kesslen
General Counsel
Horizon Kinetics LLC
Horizon Kinetics Asset Management LLC